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SEC Mail Processing Section
MAR 12 2015
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NPM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Spear Street, Ste 350
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Setaro 212-381-6440 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/15

OATH OR AFFIRMATION

I, Christopher Setaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NPM Securities, LLC, as of Dec 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEONARD B COMBERIATE
Notary Public - State of New York
NO. 01CO6269676
Qualified in Westchester County
My Commission Expires 10.1.2016

[signature]
Signature

Chief Compliance Officer
Title

Leonard B. Comberiate
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NPM Securities, LLC

Statement of Financial Condition

December 31, 2014

Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member of NPM Securities, LLC

We have audited the accompanying statement of financial condition of NPM Securities, LLC (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NPM Securities, LLC at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

March 11, 2015

NPM Securities, LLC

Statement of Financial Condition

December 31, 2014

Assets		
Cash	$	250,000
Receivables		25,000
Other assets		1,648
Total assets	$	276,648
Liabilities and member's equity		
Liabilities:		
Intercompany payable	$	213,260
Accounts payable		15,737
Total liabilities		228,997
Member's equity		47,651
Total liabilities and member's equity	$	276,648

See accompanying notes to the statement of financial condition.

1. Organization and Description of the Business

NPM Securities, LLC ("NPMS" or "Company") is a wholly owned subsidiary of The Nasdaq Private Market, LLC ("NPM"). NPM was formed as a result of a joint venture between The NASDAQ OMX Group, Inc. ("NASDAQ OMX"), the 75% majority owner, and Sharespost, Inc.

The Company operates an SEC registered alternative trading system ("ATS") involving primary and secondary transactions in unregistered securities (i.e., securities not listed on registered securities exchange and not registered under Section 12 of the Exchange Act). Subscribers to the ATS currently consist exclusively of broker-dealers that are registered with the SEC and members of FINRA ("Members"). Each Member may act on behalf of its proprietary account or on behalf of a customer of that Member.

The Company allows issuers that meet certain initial qualifications and continuing disclosure obligations ("Member Companies") to use the ATS to source purchasers of equity securities for their existing stockholders and/or optionees as a group or a significant subpopulation of that group (e.g., former employees) (the "Structured Liquidity Program"). The Structured Liquidity Program is a company-controlled event that enables the shareholders of the Member Companies to gain liquidity in an orderly manner while providing the Member Companies with control over share ownership. The secondary transactions in the Structured Liquidity Program are conducted on a private placement basis, are exempt from registration under the Securities Act of 1933 under various exemptions, and are limited in buyer participation to accredited investors where required. Investors' eligibility to participate in a program must be confirmed by their representing Member broker-dealer (an "RBD"), and investors must also have been granted access to a program by a Member Companies in order to submit their buying interest through a form of stock purchase agreement and related documents applicable to the offering. The Company may operate the Structured Liquidity Program by acting as agent and representing broker-dealer or engaging a third-party Member broker-dealer to facilitate access to the ATS by shareholders and investors. The RBD representing the buyer or seller is generally responsible for acting as the buyer's and seller's agent to facilitate Structured Liquidity Program transactions. In either type of secondary transactions, the Company will not make any "recommendations" regarding transactions or investment strategies, and therefore will not undertake any obligation to gather investment profile information or make suitability determinations.

1. Organization and Description of the Business (continued)

The Company is registered as a broker-dealer with the SEC and in 2 states, New York and California, based on business requirements. The effective dates of registration were March 4, 2014 and January 16, 2014 respectively. Additionally, the Company is a FINRA member organization. The Company does not hold funds or securities. Funds may be delivered by the buyer to the issuer directly or wired into an escrow account, depending on the requirements of the offering. The issuer or its transfer agent (or other corporate recordkeeper) will provide the buyer with a stock certificate in either physical or book entry form.

The Company is subject to regulation by the SEC, FINRA and the state securities regulators. The Company is a member of the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States, as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates and assumptions.

Cash

The Company's cash is held by Wells Fargo Bank, N.A., in a non-interest- bearing account.

2. Summary of Significant Accounting Policies (continued)

Revenues

The Company receives fees from issuers for conducting structured liquidity programs. The billing structure for this arrangement is defined by services agreements entered into between the Company and the issuers and are billed on a transaction basis and are earned on a transaction completed basis. The service agreements have pre-determined fees for each structured liquidity program and are not dependent on transaction volume or size. Revenue is recognized after the completion of the program.

Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ OMX. The Company uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated NASDAQ OMX financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized. In order to recognize and measure our unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the financial statements. Interest and/or penalties related to income tax matters are recognized in earnings.

At December 31, 2014, the Company had accrued no interest and/or penalties related to income tax matters.

3. Related-Party Transactions

NPM agrees to provide the Company with support services, including, but not limited to, direct financial and business management support, compliance and reporting support, information technology support, occupancy and human resource services.

3. Related-Party Transactions (continued)

At December 31, 2014, $213,260 remained as a net payable from the Company to NPM. It is the intent and ability of management to settle all intercompany balances on a periodic basis. The Company records all transactions to and from affiliates subject to the netting arrangement (Services Agreement) into a single account. Although there may be many individual accounts to preserve transaction detail, the reporting will reflect a single receivable or payable to NPM.

4. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ OMX. For income tax purposes, the Company is disregarded as an entity separate from its parent The Nasdaq Private Market LLC, a U.S. partnership, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). Accordingly, the Company computes its provision for income taxes based on the tax that would be due on its income in the hands of its parent. Because the Company's parent is a US partnership, the Company would generally expect not to incur any tax expense, with the potential exception of entity level taxes imposed on partnerships. Such taxes are fairly limited in scope. The Company has accrued a New York City Unincorporated Business Tax ("UBT") deferred tax benefit of $3,695 for the year ended December 31, 2014. The Company does not expect the benefit will be recognized in the foreseeable future. As such, a full valuation allowance is recorded.

The Company's effective tax rate differs from the UBT statutory tax rate due to the impact of income allocations outside of New York City ("NYC") and the recording of a valuation allowance. The Company has a NYC Net Operating Loss ("NOL") of $92,368, which will expire in 2034.

At December 31, 2014, the Company had no accrued interest or penalties, as defined within ASC 740, *Income Taxes*.

5. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided by SEC Rule 15c3-1. At December 31, 2014, the Company had net capital of $46,003 which was $30,737 in excess of its required net capital, as of December 31, 2014, of $15,266.

5. Regulatory Requirements (continued)

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

6. Commitments and Contingent Liabilities

Brokerage Activities

As of December 31, 2014, the Company does not have any brokerage liabilities or commitments.

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

The SEC and FINRA adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. The SEC, Self-Regulatory Organizations ("SRO") and state securities commissions may conduct administrative proceedings, which can result in censures, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and state regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer's business, including capital structure and withdrawals, sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, record-keeping, the financing of customers' purchases, broker-dealer and employee registration and the conduct of directors, officers and employees. All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer's designated examining authority, or DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs.

6. Commitments and Contingent Liabilities (continued)

Risks and Uncertainties

Cash is held by one financial institution, Wells Fargo Bank, N.A. ("Wells Fargo"). In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by Wells Fargo to be delayed or limited. The Company monitors its risk by monitoring the credit quality of Wells Fargo and its subsidiaries.

7. Fair Value of Financial Instruments

The Company's assets and liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the statement of financial condition for cash, and receivables approximate fair value due to the short term nature of these assets. The Company's liabilities, which include intercompany payables and accounts payable, are reported at their contractual amounts, which approximate fair value.

8. Subsequent Events

The Company has evaluated all subsequent events through the date of issuance of the financial statements. In February 2015, the Company received additional capital infusion of $300,000 from NPM. The Company has determined that no other subsequent events have occurred that would require an additional disclosure in the statement of financial condition or accompanying notes.

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

SEC
Mail Processing
Section
MAR 12 2015
Washington DC
400

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and Management of NPM Securities, LLC:

We have performed the procedures enumerated below, which were agreed to by the Member and management of NPM Securities, LLC (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in PeopleSoft, the Company's general ledger.

   No findings noted.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014.

   No findings noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers provided to us by the representatives of the Company.

   No findings noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   No findings noted.

EY

Building a better working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 11, 2015